

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 15, 2010

<u>**Via U.S. Mail and Facsimile: (949) 540-1965**</u>

Mr. Christopher R. Christensen
President and Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

      **Re: The Ensign Group, Inc.
             Form 10-K for fiscal year ended December 31, 2009
             Filed February 17, 2010
             File No. 001-33757**

Dear Mr. Christensen:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director